UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 000-55135

POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste 1107

Toronto, Ontario, M4P 1E2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On September 1, 2023, POET Technologies Inc. (the “Company”) entered into an equity distribution agreement (the “Distribution Agreement”) with Craig-Hallum Group LLC (the “Agent”) pursuant to which the Company may, from time to time, sell its common shares, without par value, having an aggregate offering price of up to US$30,000,000 (the “Shares”), through the Agent, using any method permitted by law that constitutes an “at-the-market offering” as defined in Rule 415 under the Securities Exchange Act of 1934, as amended (the “Securities Act”). The foregoing description of the Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Distribution Agreement, which is attached hereto as Exhibit 1.1.

The Shares, if any, will be offered and sold pursuant to an effective Registration Statement on Form F-3 (File No. 333-273853), including the base prospectus filed therewith (the “Base Prospectus”), which was filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act and declared effective by the SEC on August 18, 2023 (the “Registration Statement”), and a prospectus supplement to the Base Prospectus, dated September 1, 2023, which was filed with the SEC under the Securities Act.

A copy of the opinion of counsel relating to the Shares is attached as Exhibit 5.1 hereto.

On September 1, 2023, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Incorporation by Reference

The foregoing information contained in this Report on Form 6-K (this “Report”) and Exhibits 1.1, 5.1 and 23.1 filed herewith are hereby incorporated by reference to the Registration Statement and are deemed to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC.

Exhibits

Exhibit No.	Description

Exhibit 1.1	Equity Distribution Agreement, by and between POET Technologies Inc. and Craig-Hallum Group LLC, dated September 1, 2023
Exhibit 5.1	Opinion of Bennett Jones LLP
Exhibit 23.1	Consent of Bennett Jones LLP (included in Exhibit 5.1)
Exhibit 99.1	Press release dated September 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POET TECHNOLOGIES INC.
(Registrant)

Date: September 1, 2023	/s/ THOMAS MIKA
Thomas Mika
Executive Vice President and Chief Financial Officer